BIOVIE INC.

680 W Nye Lane Suite 201

Carson City, NV 89703

(775) 888-3162

July 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioVie Inc. Registration Statement on Form S-1 (File No. 333-288525) Withdrawal of Prior Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 22, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) for 5:00 p.m. Eastern Time, on July 24, 2025, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Stephen Older of McGuireWoods LLP at (212) 548-2122, or in his absence, Carly Ginley at (704) 343-2161.

 Thank you for your assistance in this matter.

Very truly yours,

BIOVIE INC.

/s/ Joanne Wendy Kim
Name:	Joanne Wendy Kim
Title:	Chief Financial Officer

cc:	Stephen Older, McGuireWoods LLP
Carly Ginley, McGuireWoods LLP